 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the semiannual period ended June 30, 2024

ReoStar Energy Corp.

(Exact name of issuer as specified in its charter)

Nevada	20-8428738
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

87 N Raymond Ave

Suite 200

Pasadena CA 91103

(Full mailing address of principal executive offices)

(626) 569-9688

(Issuer’s telephone number, including area code)

ITEM 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to REOSTAR ENERGY CORP. a Colorado incorporated company.

Special Note Regarding Forward Looking Statements

We make statements in this Annual Report on Form 1-SA that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "could", "expect," "anticipate," "intend," "may", "plan," "seek," "may," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Annual Report on Form 1-SA are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, our actual performance, results and achievements or outcomes could differ materially from those set forth in the forward-looking statements. These factors include, among other things:

·Our lack of operating history on which to judge our business prospects and management;

·Our ability to raise capital and the availability of future financing;

·Our ability to compete in a highly competitive and evolving industry;

·Our ability to protect our intellectual property;

·Adverse federal, state, and local government regulation and taxation, rendering it difficult for us to monetize our products and services;

·Our ability to protect against and avoid criminal prosecution and civil liability in the U.S., given the illegal status of cannabis under U.S. federal law;

·Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions could harm our financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital.

You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Annual Report on Form 1-K, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Overview

The Company was originally incorporated in the State of Nevada on November 29, 2004

The address of our web site is www.reostarenergycorp.com The information at our web site is for general information and marketing purposes and is not part of this report for purposes of liability for disclosures under the federal securities laws.

Recent Developments

Revenue

No revenues were generated during the six months ended June 30, 2024

Net loss

As a result of the foregoing, during the period from June 30, 2024 to June 30, 2024 we recorded a net loss of $134,769. The loss is mainly comprised of professional fees and banking fees.

Liquidity and Capital Resources

As of June 30, 2024 the Company had cash on hand of $70 We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through borrowings and the sale of common stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Cash Flows

Operating Activities

From through June 30, 2024, we used $2,234 of cash in operating activities.

Financing Activities

From January 31, 2024 through June 30, 2024 financing activities provided $2,305. This was a loan from a shareholder to cover operating expenses.

Critical Accounting Policies and Estimates

Use of estimates

The preparation of the unaudited financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent Developments

On JANUARY 11, 2021, the company qualified with the SEC to raise $10,000,000 under Regulation A. To date, we have not raised any funds under this submission.

Going Concern

Our current financial condition raises substantial doubt regarding our ability to continue as a going concern. Our financial statements are prepared using U.S. generally accepted accounting principles, or GAAP, applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying financial statements, we have sustained substantial losses from operations since inception and do not have a predictable revenue stream. The lack of a proven profitable business strategy that would generate a predictable revenue stream raises substantial doubt for our company to continue as a going concern. It is management’s plan in this regard to obtain additional working capital through equity financings. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

 Related Party Transaction

As of June 30, 2024, the Company does not have any related party transactions to report.

Off-Balance Sheet Arrangements

As of June 30, 2024, we did not have any off-balance sheet arrangements.

ITEM 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

ITEM 3. Financial Statements

REOSTAR ENERGY CORP.

INDEX TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2024

Page
Balance Sheets as of June 30, 2024	F-1
Statements of Operations for the Six Months ending June 30, 2024	F-2
Statements of Stockholders’ Deficit for the Six Months ending June 30, 2024	F-3
Statements of Cash Flows for the Six Months ending June 30, 2024	F-4
Notes to Financial Statements	F-5 -F-10

Balance Sheet

ReoStar Energy Corp., Inc.

June 30, 2024

For the period ended June 30, 2024
Assets	$
Cash	70
Total Other Current Assets	—
Total Assets	70

Liabilities
Total Current Liabilities	21,688
Total Long-term Liabilities	21,481
Total Liabilities	43,169

Commitment and Contingencies

Equity
Common Stock	8,834
Common stock to be issued	300
Additional paid in capital	82,536
Total Retained Earnings (Deficit)	(134,769)
Total Equity	(43,099)

Total Liabilities and Stockholder's Equity	70

 (See accompanying notes to these financial statements)

Income Statement
Reostar Energy Corp.
Period ending Dec. 31, 2022

For the period ended June 30, 2024
$
Total Income	-

Total Cost of Goods Sold	-

Gross Profit	-

Operating Expenses
Professional Fees	2,000
License and Fees	124
Travel Expense	—
Bank Service Charges	110
Miscellaneous Expense	—
Meals and Entertainment	—
Total Operating Expenses	2,234

Net Income (Loss)	(2,234)

Average Shares Outstanding	88,343,919

Net Loss Per Common Share	(0.00)

(See accompanying notes to these financial statements)

ReoStar Energy Corp.

Statements of Operations

Period ending June 30, 2024

For the period ended June 30, 2024
Operating Activities	$
Net Loss for the period	(2,234)
Prepaid Expense	—
Net cash from operating activities	(2,234)

Financing Activities
Shareholder Loan	2,305
Proceeds from Note Payable	—
Net Cash from Financing Activities	2,305

OVERVIEW
Starting Balance	(1)
Gross Cash Inflow	2,305
Gross Cash Outflow	(2,234)
Net Cash Change	71
Ending Balance	70

(See accompanying notes to these financial statements)

Statement of Stockholders' Equity

ReoStar Energy Corp.

Period ending June 30, 2024

	Common Stock
	Shares	Amount	Additional Paid-in-capital	Common stock to be issued	Retained Earnings	Total Stockholders' Equity

Restricted shares	66,113,924	6,611	—		—	6,611
Non-restricted shares	22,229,995	2,223	82,536	300	(132,535)	(47,476)
Net Income	—	—	—		(2,234)	(2,234)

Stockholders' Equity June 30, 2024	88,343,919	8,834	82,536	300	(134,769)	(43,099)

(See accompanying notes to these financial statements)

ReoStar Energy Corp.

NOTES TO FINANCIAL STATEMENTS

For Period Ending June 30, 2024

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Reostar Energy Corporation, formerly known as Gold range Resources Inc. (the “Company”) was incorporated in the State of Nevada on November 29, 2004. The Company operated as Gold range Resources The company is an operating company whose purpose is to aggregate existing US based oil and gas production, develop proven undeveloped oil and gas reserves, and incorporate alternative clean energy sources. the US. The Company filed for bankruptcy on 11/01/2010 under Chapter 11 with the United States Bankruptcy Court, Northwest District of Texas, Fort Worth Division, under Caso No. 10-47176-MXM. The case was converted to a Chapter 7 filing on 04/15/2013. The case was open for 74 months. The Bankruptcy was discharged on 06/26/2019 leaving the Company at the time of discharge with no assets and no liabilities.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues since the bankruptcy discharge and has sustained an accumulated deficit of $134,769 for the period from the bankruptcy discharge June 26, 2019 through to June 30, 2024. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period.  The Company’s continuation as a going concern is dependent upon, among other things, its ability to generate revenues and its ability to obtain capital from third parties. No assurance can be given that the Company will be successful in these efforts.

Management plans to raise significant capital through investors to capitalize its business plan.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in US dollars. The Semi-Annual end is June 30.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Start-Up Costs

In accordance with ASC 720, “Start-up Costs”, the Company expenses all costs incurred in connection with the start-up and organization of the Company.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit at banking institutions as well as all highly liquid short-term investments with original maturities of 90 days or less. The Company had a cash balance of $70 as of June 30, 2024. The Company has no cash equivalents as of June 30, 2024.

Revenue Recognition

Under Financial Accounting Standards Board (“FASB”) Topic 606, “Revenue from Contacts with Customers” (“ASC 606”), the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration which is expected to be received in exchange for those goods or services. The Company recognizes revenue following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer; (ii) identify the products to be sold in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the products in the contract; and (v) recognize revenues when (or as) the Company delivers the contracted product to the customer.

The Company implemented ASU 2014-09 for the semi-annual reporting period as of June 30, 2024, which resulted in no changes to our financial statements as there is no revenue recognized for the period ended June 30, 2024.

Earnings Per Share

In accordance with accounting guidance now codified as FASB ASC Topic 260, “Earnings per Share,” Basic earnings (loss) per share (“EPS”) is computed by dividing net profit/loss available to common stockholders by the weighted average number of common shares outstanding during the period, excluding the effects of any potentially dilutive securities. The number of common shares that are exercisable or converted into common stock is not material to effect diluted EPS results.
Further, since the Company showed a loss for the period presented, basic and diluted loss per share is the same for the period.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, “Accounting for Income Taxes”. The asset and liability method provide that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. As of June 30, 2024, the Company did not have any amounts recorded pertaining to uncertain tax positions.

Fair Value Measurements

The Company adopted the provisions of ASC Topic 820, “Fair Value Measurements and Disclosures”, which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash and cash equivalents are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities.

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable.

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions).

The Company has no assets or liabilities valued at fair value on a recurring basis.

Contingencies

The Company follows ASC 450-20, “Loss Contingencies” to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no loss contingencies as of June 30, 2024.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”) which supersedes existing guidance on accounting for leases in “Leases (Topic 840).” The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The new guidance is effective for annual reporting periods beginning after December 15, 2018 and interim periods within those fiscal years. The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period. The Company evaluated the effects of adopting ASU 2016-02 on its financial statements and determined the amount of lease assets and liabilities which was associated with the Company’s lease. The Company’s lease is a short-term lease on a month-to-month basis and therefore there is no lease assets or liabilities to be recorded as of June 30, 2024.

Accounting for Bankruptcy

The Company bankruptcy filing, as discussed in Note 1, was in progress and not yet finalized prior to January 1, 2019. However, the bankruptcy court proceedings had identified that there was limited value in the assets held by the company with write-downs of assets and liabilities being recorded during the years leading up to January 1, 2019 as part of the court findings.

Based on this, the total loss on bankruptcy for the year ended December 31, 2019 was limited to the asset value on hand, or $55,755, as of June 26, 2019, or when the bankruptcy proceedings were discharged.

NOTE 4 - INCOME TAXES

The reconciliation of income tax benefit at the U.S. statutory rate of 21% for the period ended June 30, 2024, to the Company’s effective tax rate is as follows:

Income tax benefit at statutory rate	$496
Change in valuation allowance	(496)
Income tax benefit per books	$0

The tax effects of temporary differences that give rise to the Company’s net deferred tax assets for the period ended June 30, 2023, are as follows:

Net Operating Loss	$(134,769)
Valuation Allowance	134,769
Net deferred tax asset	$0

The Company has approximately $134,769 of net operating losses (“NOL”) carried forward to offset taxable income, if any, in future years which expire commencing in fiscal 2037. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the assessment, management has established a full valuation allowance against all the deferred tax asset relating to NOLs for every period because it is more likely than not that all of the deferred tax asset will not be realized.

NOTE 5 – LIABILITIES

The company entered into a convertible note of $24,000 to fund operations for the period.

The loan by shareholders in the amount of $2,305 during the June 30, 2024 semi-annual period. was for business operating expenses that the owner expects to be reimburse.

NOTE 6 – COMMITMENT AND CONTINGENCIES

The Company currently uses an office address and mail receipt at Cross Camps-Pasadena office space in Pasadena, California.

NOTE 7 – STOCKHOLDER’S EQUITY

Authorized Stock

The Company has authorized 200,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

The Company has no authorized preferred shares at this time but may deem it advisable to authorize one or more class(es) of Preferred Stock.

The company has adjusted its offered shares to 37,500,000 with a unit price of $2.00 to raise a total of $75,000,000 after 100% of the offered shares has been consummated.

The total restricted and common shares are 66,113,924, and 22,229,995 respectively as at June 30, 2024 ending, making it a sum of 88,343,919 shares issued and outstanding.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 10, 2024 the date these financials were made available for issuance and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A+, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Delaware on September 10, 2024.

ReoStar Energy Corp. By: /s/ Peter H. Koch Name: Peter H. Koch Title: President, CEO, Director